FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results
2.	Nomura Approves Share Buyback Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 28, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Exhibit 1

Nomura Reports First Quarter Financial Results

•	Strong performance in international businesses driven by significant lowering of breakeven point

•	Retail performance slowed but business model transformation continued with improved net inflows into discretionary investments

•	Asset Management pretax income at highest level since second quarter of FY2007/08

•	Strong rebound in Wholesale with revenue growth in Fixed Income across all regions and products, offsetting lower revenues in Equities

•	Investment Banking revenues declined but international performance recovered driven by improvement in the Americas

Tokyo, July 28, 2016—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2017.

Net revenue in the first quarter was 338.5 billion yen (US$3.3 billion)1, income before income taxes was 62.8 billion yen (US$611 million), and net income attributable to Nomura Holdings shareholders was 46.8 billion yen (US$456 million).

“We reported a strong rebound in both pretax and net income this quarter driven by a solid performance in our Wholesale business,” said Nomura Group CEO Koji Nagai.

”Although revenues declined in our Retail business amid the ongoing volatile market conditions, we maintained close dialog with our clients, reporting net inflows into discretionary investments and investment trusts. Asset Management booked higher revenues and pretax income, despite assets under management declining due to market factors. Wholesale reported significantly higher revenues and pretax income as improved client activity and trading conditions lifted Fixed Income revenues and cost reductions in our international business took effect.

”Looking ahead, we will continue to respond swiftly to changes in client needs and the market, and transform our business model to reinforce our position as Asia’s global investment bank.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 102.77 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2016. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2016/17 Q1	QoQ	YoY
Net revenue	Y83.8bn	-1%	-36%
Income before income taxes	Y8.7bn	-29%	-83%

Retail reported net revenue of 83.7 billion yen, down 1 percent quarter on quarter and 36 percent year on year. Income before income taxes dropped 29 percent from the previous quarter and 83 percent from the same quarter last year to 8.7 billion yen.

Revenues remained soft in the fourth quarter as choppy market conditions prompted retail investors to remain on the sidelines. Despite the quarterly decline in sales of stocks and bonds, net inflows into discretionary investments recovered from the previous quarter and recurring revenues were roughly unchanged, highlighting Nomura’s continued focus to transform its Retail business model.

Asset Management

	FY2016/17 Q1	QoQ	YoY
Net revenue	Y25.9bn	+28%	-4%
Income before income taxes	Y12.2bn	+112%	+4%

Asset Management net revenue was 25.9 billion yen, up 28 percent quarter on quarter and down 4 percent year on year. Income before income taxes jumped 112 percent over last quarter and 4 percent from last year to 12.2 billion yen.

Dividend income and realized gains from the potential liquidation of an overseas entity boosted the division’s pretax income to its highest level since the second quarter of the fiscal year ended March 2008. In the investment trust business, Nomura saw continued inflows into privately placed funds for regional financial institutions and investment trusts for discretionary investments. In the investment advisory business, US high yield products continued to book inflows, and Nomura Corporate Research and Asset Management won a further mandate to manage non-Nomura mutual funds in the US.

Following the completion of Nomura’s acquisition of an approximately 41% economic interest in American Century Investments in May, the two companies established the ACI-NAM Business Opportunities Committee, co-chaired by the CEOs of Nomura Asset Management and American Century Investments and designed to find opportunities for business growth.

Wholesale

	FY2016/17 Q1	QoQ	YoY
Net revenue	Y190.9bn	+40%	-7%
Income before income taxes	Y46.6bn	—	137%

Wholesale rebounded strongly from the weak fourth quarter, booking net revenue of 190.9 billion yen, up 40 percent from last quarter but down 7 percent from the first quarter last year. Income before income taxes marked a significant improvement over the same period last year, increasing 137 percent year on year to 46.6 billion yen.

The recovery in Wholesale was driven by significant revenue growth in Fixed Income across all regions and products, on the back of an uptick in client activity and improved trading conditions. Led by strong performance in Rates, Fixed Income revenues were up 3.9 times quarter on quarter and 28 percent year on year. This offset the slowdown in Equities which reported lower revenues from the last quarter when the company booked a realized gain from the sale of Chi-X shares.

Investment Banking revenues were down from last quarter and the same period last year due mainly to a decline in ECM transactions. However, international revenues were up quarter on quarter, driven by improvements in the Americas. During the quarter, Nomura managed a number of cross-border transactions, including US Albany Molecular Research’s acquisition of Prime European Therapeuticals and Musashi Seimitsu Industry’s acquisition of Germany’s Hay Holding. We also supported a number of large bond issuances by financial institutions and SSAs in Europe.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of June, Nomura had total assets of 42.9 trillion yen and shareholders’ equity of 2.6 trillion yen. Nomura’s Tier 1 capital ratio was 16.9 percent and CET 1 capital ratio was 16.3 under Basel 3. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2016 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Exhibit 2

Nomura Approves Share Buyback Program

Tokyo, July 28, 2016—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from August 15, 2016, to January 27, 2017 (excluding the period between October 28, 2016, and November 11, 2016), and have an upper limit of 100 million shares of Nomura Holdings common stock, or 2.6 percent of outstanding shares. The upper limit of the aggregate amount of the repurchase price will be 45 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

Nomura plans to acquire treasury stock to issue shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

As of June 30, 2016, Nomura Holdings had 3,822,562,601 outstanding shares including 234,811,125 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.